Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2024 FIRST QUARTER RESULTS

Gurugram, India and New York, August 1, 2023 — MakeMyTrip Limited (NASDAQ: MMYT), India’s leading travel service provider, today announced its unaudited interim financial and operating results for its fiscal first quarter ended June 30, 2023.

(in thousands)	For the three months ended June 30, 2022	For the three months ended June 30, 2023	YoY Change	YoY Change in constant currency(1)
Financial Summary as per IFRS
Revenue	$142,733	$196,731	37.8%	46.2%
Air Ticketing	$30,941	$45,878	48.3%	57.4%
Hotels and Packages	$84,045	$115,215	37.1%	45.2%
Bus Ticketing	$20,307	$24,927	22.8%	30.5%
Others	$7,440	$10,711	44.0%	53.0%
Results from Operating Activities	$4,266	$19,132
Profit (loss) for the period	$(10,009)	$18,598
Financial Summary as per non-IFRS measures
Adjusted Margin(2)
Air Ticketing	$60,624	$74,533	22.9%	30.4%
Hotels and Packages	$66,925	$85,568	27.9%	36.1%
Bus Ticketing	$20,763	$27,277	31.4%	39.7%
Others	$7,899	$10,919	38.2%	46.9%
Adjusted Operating Profit(2)	$16,469	$30,139
Adjusted Net Profit(2)	$5,998	$33,588
Gross Bookings	$1,612,475	$1,987,489	23.3%	31.4%

Notes:

(1)
Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the rates in effect during the comparable fiscal period in the prior fiscal year. This is a non-IFRS measure. For more information, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). Reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of this release.
(2)
This is a non-IFRS measure. For more information, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release. Reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of this release.

Financial Highlights for Fiscal 2024 First Quarter

(Year over Year (YoY) growth % is based on constant currency(1))

•
Gross Bookings increased by 31.4% YoY in 1Q24 to $1,987.5 million.
•
Adjusted Margin(2) – Air Ticketing increased by 30.4% YoY in 1Q24 to $74.5 million.
•
Adjusted Margin(2) – Hotels and Packages increased by 36.1% YoY in 1Q24 to $85.6 million.
•
Adjusted Margin(2) – Bus Ticketing increased by 39.7% YoY in 1Q24 to $27.3 million.
•
Adjusted Margin(2) – Others increased by 46.9% YoY in 1Q24 to $10.9 million.
•
Adjusted Operating Profit(2) increased to $30.1 million in 1Q24 versus $16.5 million in 1Q23, reflecting an improvement of $13.6 million YoY.
•
Adjusted Net Profit(2) increased to $33.6 million in 1Q24 versus $6.0 million in 1Q23, reflecting an improvement of $27.6 million YoY.

Rajesh Magow, Group Chief Executive Officer, MakeMyTrip, commenting on the results, said,

“We have started the new financial year on a positive note, delivering our strongest ever quarter with all-time high gross bookings and profits. Travel demand across customer segments stayed robust in a seasonally strong quarter for leisure travel. The depth of travel-related offerings and quality customer experience that we deliver, powered by robust technology and product innovations, along with our strong brand are helping us cater to the evolving consumer preferences and stay ahead of the market.”

Fiscal 2024 First Quarter Financial Results

Revenue. We generated revenue of $196.7 million in the quarter ended June 30, 2023, an increase of 37.8% (46.2% in constant currency(1)) over revenue of $142.7 million in the quarter ended June 30, 2022, primarily as a result of an increase of 48.3% (57.4% in constant currency) in revenue from our air ticketing business, an increase of 37.1% (45.2% in constant currency) in revenue from our hotels and packages business, an increase of 22.8% (30.5% in constant currency) in revenue from our bus ticketing business, and an increase of 44.0% (53.0% in constant currency) in revenue from our others business, each as further described below. The increase in revenue was primarily due to the sustained elevated travel demand in India in the quarter ended June 30, 2023 as compared to the quarter ended June 30, 2022.

The table below summarizes our segment profitability in terms of revenue and Adjusted Margin in each segment. Customer inducement costs have been added back to revenue to calculate Adjusted Margin and are intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. For more information, see “Information About Reportable Segments” in our condensed consolidated interim financial statements included elsewhere in this release. Also see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

	For the three months ended June 30
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2022	2023	2022	2023	2022	2023	2022	2023
	(Amounts in USD thousands)
Revenue as per IFRS	30,941	45,878	84,045	115,215	20,307	24,927	7,440	10,711
Add: Customer inducement costs recorded as a reduction of revenue	30,191	28,655	23,966	29,951	2,200	2,350	467	208
Less: Service cost	508	—	41,086	59,598	1,744	—	8	—
Adjusted Margin(2)	60,624	74,533	66,925	85,568	20,763	27,277	7,899	10,919

Air Ticketing. Revenue from our air ticketing business increased by 48.3% (57.4% in constant currency) to $45.9 million in the quarter ended June 30, 2023, from $30.9 million in the quarter ended June 30, 2022. Our Adjusted Margin – Air ticketing increased by 22.9% (30.4% in constant currency) to $74.5 million in the quarter ended June 30, 2023, from $60.6 million in the quarter ended June 30, 2022. Adjusted Margin – Air ticketing includes customer inducement costs of $28.7 million in the quarter ended June 30, 2023 and $30.2 million in the quarter ended June 30, 2022, recorded as a reduction of revenue. The increase in revenue from our air ticketing business and Adjusted Margin – Air ticketing was primarily due to an increase in gross bookings of 22.8% (30.9% in constant currency) primarily driven by a 31.7% increase in the number of air ticketing flight segments year over year (excluding flight segments booked as a component of bookings for our Hotels and Packages segment), primarily due to the sustained elevated travel demand in India in the quarter ended June 30, 2023 as compared to the quarter ended June 30, 2022. Further, our Adjusted Margin % (defined as Adjusted Margin as a percentage of gross bookings) – Air ticketing remained at 6.1% in the quarter ended June 30, 2023 as compared to 6.1% in the quarter ended June 30, 2022.

Hotels and Packages. Revenue from our hotels and packages business increased by 37.1% (45.2% in constant currency) to $115.2 million in the quarter ended June 30, 2023, from $84.0 million in the quarter ended June 30, 2022. Our Adjusted Margin – Hotels and packages increased by 27.9% (36.1% in constant currency) to $85.6 million in the quarter ended June 30, 2023 from $66.9 million in the quarter ended June 30, 2022. Adjusted Margin – Hotels and packages includes customer inducement costs of $30.0 million in the quarter ended June 30, 2023 and $24.0 million in the quarter ended June 30, 2022, recorded as a reduction of revenue. The increase in revenue from our hotels and packages business and Adjusted Margin – Hotels and packages was primarily due to an increase in gross bookings by 28.2% (36.5% in constant currency) primarily driven by a 20.0% increase in the number of hotel-room nights in the quarter ended June 30, 2023 as compared to the quarter ended June 30, 2022, primarily due to the sustained elevated travel demand in India in the quarter ended June 30, 2023 as compared to the quarter ended June 30, 2022. Our Adjusted Margin % – Hotels and packages remained at 17.2% in the quarter ended June 30, 2023 as compared to 17.2% in the quarter ended June 30, 2022.

Bus Ticketing. Revenue from our bus ticketing business increased by 22.8% (30.5% in constant currency) to $24.9 million in the quarter ended June 30, 2023, from $20.3 million in the quarter ended June 30, 2022. Our Adjusted Margin – Bus ticketing increased by 31.4% (39.7% in constant currency) to $27.3 million in the quarter ended June 30, 2023 from $20.8 million in the quarter ended June 30, 2022. Adjusted Margin – Bus ticketing includes customer inducement costs of $2.4 million in the quarter ended June 30, 2023 and $2.2 million in the quarter ended June 30, 2022, recorded as a reduction of revenue. The increase in revenue from our bus ticketing business and Adjusted Margin – Bus ticketing was due to an increase in gross bookings by 17.0% (24.7% in constant currency) driven by a 18.7% increase in the number of bus tickets travelled year over year, primarily due to the sustained elevated travel demand in India in the quarter ended June 30, 2023 as compared to the quarter ended June 30, 2022. Our Adjusted Margin % – Bus ticketing increased to 9.9% in the quarter ended June 30, 2023 as compared to 8.8% in the quarter ended June 30, 2022, primarily due to the reclassification of distribution costs as a component of “other operating expenses” from a component of “service cost” in the current quarter, which is in line with the manner in which we evaluate our business performance and manage our operations. Corresponding previous quarter amounts have not been reclassified as the impact is considered to be immaterial.

Others. Revenue from our others business increased by 44.0% (53.0% in constant currency) to $10.7 million in the quarter ended June 30, 2023, from $7.4 million in the quarter ended June 30, 2022. Our Adjusted Margin – Others increased by 38.2% (46.9% in constant currency) to $10.9 million in the quarter ended June 30, 2023 from $7.9 million in the quarter ended June 30, 2022. Adjusted Margin – Others includes customer inducement costs of $0.2 million in the quarter ended June 30, 2023 and $0.5 million in the quarter ended June 30, 2022, recorded as a reduction of revenue. The increase in revenue from our others business and Adjusted Margin – Others was on account of an increase in revenue from marketing alliances and other travel and ancillary services primarily due to the sustained elevated travel demand in India in the quarter ended June 30, 2023 as compared to the quarter ended June 30, 2022.

Other Income. Other income was $0.3 million in the quarter ended June 30, 2023 and $0.05 million in the quarter ended June 30, 2022.

Personnel Expenses. Personnel expenses increased by 5.8% to $33.8 million in the quarter ended June 30, 2023 from $32.0 million in the quarter ended June 30, 2022, primarily due to annual wage increases effected in the quarter ended June 30, 2023, partially offset by a reduction in share-based compensation costs in the quarter ended June 30, 2023 as compared to the quarter ended June 30, 2022.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 23.5% to $30.6 million in the quarter ended June 30, 2023 from $24.8 million in the quarter ended June 30, 2022, primarily due to an increase in variable costs and discretionary marketing and sales promotion expenditures such as expenses on events and brand building initiatives in response to the sustained elevated travel demand in India in the quarter ended June 30, 2023 as compared to the quarter ended June 30, 2022.

Additionally, we incurred customer inducement costs recorded as a reduction of revenue of $61.2 million in the quarter ended June 30, 2023 and $56.8 million in the quarter ended June 30, 2022. The details are as follows:

	For the three months ended June 30
	2022	2023
	(Amounts in USD thousands)
Marketing and sales promotion expenses	24,771	30,587
Customer inducement costs recorded as a reduction of revenue	56,824	61,164

Other Operating Expenses. Other operating expenses increased by 49.6% to $47.1 million in the quarter ended June 30, 2023 from $31.5 million in the quarter ended June 30, 2022, primarily due to $15.2 million increase in operating expenses, including distribution costs, payment gateway charges, outsourcing fees and website hosting charges linked to an increase in bookings. Distribution costs have been reclassified as a component of “other operating expenses” from a component of “service cost” in the current quarter, which is in line with the manner in which we evaluate our business performance and manage our operations. Corresponding previous quarter amounts have not been reclassified as the impact is considered to be immaterial.

Depreciation, Amortization and Impairment. Our depreciation, amortization and impairment expenses decreased marginally by 1.8% to $6.8 million in the quarter ended June 30, 2023 from $6.9 million in the quarter ended June 30, 2022.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a profit of $19.1 million in the quarter ended June 30, 2023 as compared to a profit of $4.3 million in the quarter ended June 30, 2022. Our Adjusted Operating Profit was $30.1 million in the quarter ended June 30, 2023 as compared to $16.5 million in the quarter ended June 30, 2022. For a description of the components and calculation of “Adjusted Operating Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Results from operating activities”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Net Finance Costs. Our net finance cost was $0.6 million in the quarter ended June 30, 2023 as compared to net finance cost of $14.4 million in the quarter ended June 30, 2022. The decrease in our net finance cost was primarily due to a decrease in net foreign exchange loss of $11.2 million in the quarter ended June 30, 2023, primarily due to decrease in unrealized foreign exchange losses resulting from translations of monetary assets and liabilities from Indian Rupees to U.S. dollars as at June 30, 2023 and taking into account the appreciation of the Indian Rupee against the U.S. dollar from March 31, 2023 to June 30, 2023.

Profit (Loss) for the Period. As a result of the foregoing factors, our profit for the quarter ended June 30, 2023 was $18.6 million as compared to a loss of $10.0 million in the quarter ended June 30, 2022. Our Adjusted Net Profit was $33.6 million in the quarter ended June 30, 2023, as compared to $6.0 million in the quarter ended June 30, 2022. For a description of the components and calculation of “Adjusted Net Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Profit (loss) for the period”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Diluted Earnings (Loss) per Share. As a result of the foregoing factors, diluted earnings per share was $0.17 for the quarter ended June 30, 2023 as compared to diluted loss per share of $0.09 in the quarter ended June 30, 2022. Our Adjusted Diluted Earnings per share was $0.30 in the quarter ended June 30, 2023, as compared to $0.05 in the quarter ended June 30, 2022. For a description of the components and calculation of “Adjusted Diluted Earnings (Loss) per Share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Diluted earnings (loss) per share”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Liquidity. As at June 30, 2023, the balance of cash and cash equivalents and term deposits on our balance sheet was $521.8 million. In addition, we have existing credit facilities of approximately $119.4 million, which includes a $70.0 million facility from an affiliate of our largest shareholder, with the remaining amount from various commercial banks. As at June 30, 2023, $0.05 million has been drawn under these facilities.

Repurchases of Shares and Convertible Notes

The Company’s share repurchase plan was initially approved by our Board of Directors on November 6, 2012 and was most recently amended on March 9, 2023 to further extend the term of such plan until March 31, 2026 and to remove the limit on the repurchase price per ordinary share whereby the Company can henceforth repurchase ordinary shares at any price determined by our Board of Directors from time to time. There were no repurchases pursuant to the share repurchase plan during the first quarter of fiscal year 2024. As at June 30, 2023, we had remaining authority to repurchase up to $136.0 million of our outstanding ordinary shares.

On May 16, 2023, our Board of Directors authorized the Company to repurchase the 0.00% convertible senior notes due 2028, or 2028 Notes, from time to time through open market purchases, privately negotiated transactions with individual holders or otherwise, in accordance with applicable securities laws, provided that the aggregate amount of ordinary shares and aggregate amount of 2028 Notes that may be repurchased by the Company shall not exceed $136.0 million. The price and timing of any repurchases of 2028 Notes will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors as determined by the Board from time to time. There can be no assurance that we will execute any such repurchase.

Conference Call

MakeMyTrip will host a live Zoom webinar to discuss the Company’s results for the quarter ended June 30, 2023 beginning at 7:30 AM EDT or 5:00 PM IST on August 1, 2023 through the Company’s Investor Relations website at https://investors.makemytrip.com/. To participate, please use the following the link https://makemytrip.zoom.us/webinar/register/WN_-eyb56qBQmWRKy0fTgVOog#/registration to register for the live event. Registered participants will receive a confirmation email containing the Zoom access link and alternative phone dial-in details. A replay of the event will be available on the “Investor Relations” section of the Company’s website at http://investors.makemytrip.com, approximately two hours after the conclusion of the live event.

About Key Performance Indicators and Non-IFRS Measures

We refer to certain non-IFRS measures in various places within this release, including “Adjusted Operating Profit (Loss)”, “Adjusted Net Profit (Loss)”, “Adjusted Diluted Earnings (Loss) per Share” and constant currency results. Our key performance indicators are “Adjusted Margin” and “Adjusted Margin %” which are also non-IFRS measures referred to in various places within this release.

We evaluate our financial performance in each of our reportable segments based on our key performance indicators, Adjusted Margin and Adjusted Margin %, which are non-IFRS measures and segment profitability measures. Adjusted Margin represents IFRS revenue after adding back customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where we act as the principal. Adjusted Margin % represents Adjusted Margin as a percentage of gross bookings.

As certain parts of our revenues are recognized on a “net” basis when we are acting as an agent, and other parts of our revenue are recognized on a “gross” basis when we are acting as the principal, we evaluate our financial performance in each of our reportable segments based on Adjusted Margin, which is a non-IFRS measure and a segment profitability measure, as we believe that Adjusted Margin reflects the value addition of the travel services that we provide to our customers. Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a "gross" basis as the Company controls the services before such services are transferred to travelers. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while our cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost.

We also refer to Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share which are non-IFRS measures and most directly comparable to results from operating activities, profit (loss) for the period and diluted earnings (loss) per share for the period, respectively, each of which is an IFRS measure. We use financial measures that exclude share-based compensation expense, amortization of acquired intangibles, net change in financial liability relating to acquisitions, share of profit of equity-accounted investees, interest expense on financial liabilities measured at amortized cost and income tax benefit for our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors.

A limitation of using Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share instead of results from operating activities, profit (loss) for the period and diluted earnings (loss) per share calculated in accordance with IFRS as issued by the IASB is that these non-GAAP financial measures exclude a recurring cost, for example, share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share. Because of varying available valuation methodologies and subjective assumptions that companies can use when adopting IFRS 2 “Share based payment,” management believes that providing non-IFRS measures that exclude such expense allows investors to make additional comparisons between our operating results and those of other companies. In addition, reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of this release.

Constant currency results are financial measures that are not prepared in accordance with IFRS, and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior period. Because the impact of changing foreign currency exchange rates may not provide an accurate baseline for analyzing trends in our business, management believes percentage growth in constant currency is an important metric for evaluating our operations. Constant currency is a non-IFRS measure and it should not be considered as a substitute for measures prepared in accordance with IFRS.

We believe that our current calculations of Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss), Adjusted Diluted Earnings (Loss) per Share, Adjusted Margin, Adjusted Margin % and change in constant currency represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items and other items such as customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs, which we believe are representative of our operating results and provide useful information to investors and analysts. We believe that investors and analysts in our industry use these non-IFRS measures and key performance indicators to compare our company and our performance to that of our global peers.

However, the presentation of these non-IFRS measures and key performance indicators are not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures and key performance indicators may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to”, “project”, “seek”, “should” or other similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, a slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT's infrastructure and technology, loss of services of MMYT's key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT's 20-F dated July 25, 2023, filed with the United States Securities and Exchange Commission. COVID-19, and the volatile regional and global economic conditions stemming from it, and additional or unforeseen effects from the COVID-19 pandemic, could also continue to give rise to or aggravate these risk factors, which in turn could continue to materially adversely affect our business, financial condition, liquidity, results of operations (including revenues and profitability) and/or stock price. Further, the COVID-19 pandemic may also affect our operating and financial results in a manner that is not presently known to us or that we currently do not consider to present significant risks to our operations. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

MakeMyTrip Limited is India's leading travel group operating well-recognized travel brands including MakeMyTrip, Goibibo and redBus. Through our primary websites www.makemytrip.com, www.goibibo.com, www.redbus.in, and mobile platforms, travellers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotel and alternative accommodations bookings, holiday planning and packaging, rail ticketing, bus ticketing, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance, visa processing and foreign exchange.

We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, a comprehensive set of domestic accommodation properties in India and a wide selection of properties outside of India, Indian Railways and all major Indian bus operators. For more information, visit https://www.makemytrip.com/about-us/company_profile.php

For more details, please contact:

Vipul Garg

Vice President - Investor Relations

MakeMyTrip Limited

Vipul.garg@go-mmt.com

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(Amounts in USD thousands)

	As at March 31, 2023	As at June 30, 2023
Assets
Property, plant and equipment	25,380	24,801
Intangible assets and goodwill	628,974	627,219
Trade and other receivables, net	6,179	6,781
Investment in equity-accounted investees	2,070	2,120
Other investments	1,268	1,317
Term deposits	5,618	5,824
Non-current tax assets	18,373	19,608
Other non-current assets	53	40
Total non-current assets	687,915	687,710
Inventories	25	27
Contract assets	—	3,344
Trade and other receivables, net	68,847	81,293
Term deposits	197,056	182,423
Other current assets	121,964	127,487
Cash and cash equivalents	284,018	333,601
Total current assets	671,910	728,175
Total assets	1,359,825	1,415,885
Equity
Share capital	53	53
Share premium	2,057,362	2,060,150
Other components of equity	40,137	46,764
Accumulated deficit	(1,227,986)	(1,209,603)
Total equity attributable to owners of the Company	869,566	897,364
Non-controlling interests	6,490	6,652
Total equity	876,056	904,016
Liabilities
Loans and borrowings(#)	15,650	15,053
Employee benefits	8,886	9,224
Contract liabilities	163	234
Deferred tax liabilities, net	822	499
Other non-current liabilities	4,590	4,609
Total non-current liabilities	30,111	29,619
Bank overdraft	—	45
Loans and borrowings(#)	219,514	223,531
Trade and other payables	89,780	101,710
Contract liabilities	75,206	77,647
Other current liabilities	69,158	79,317
Total current liabilities	453,658	482,250
Total liabilities	483,769	511,869
Total equity and liabilities	1,359,825	1,415,885

# Loans and borrowings include lease liabilities amounting to $15.7 million as at June 30, 2023 (as at March 31, 2023: $16.4 million).

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(UNAUDITED)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended June 30
	2022	2023
Revenue
Air ticketing	30,941	45,878
Hotels and packages	84,045	115,215
Bus ticketing	20,307	24,927
Other revenue	7,440	10,711
Total revenue	142,733	196,731
Other income	48	322
Service cost
Procurement cost of hotels and packages services	41,086	59,598
Other cost of providing services	2,260	—
Personnel expenses	31,988	33,831
Marketing and sales promotion expenses	24,771	30,587
Other operating expenses	31,484	47,101
Depreciation, amortization and impairment	6,926	6,804
Results from operating activities	4,266	19,132
Finance income	1,661	4,461
Finance costs	16,075	5,054
Net finance costs	(14,414)	(593)
Share of profit of equity-accounted investees	25	48
Profit (loss) before tax	(10,123)	18,587
Income tax benefit	114	11
Profit (loss) for the period	(10,009)	18,598
Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations, net of tax	(25,199)	556
Other comprehensive income (loss) for the period, net of tax	(25,199)	556
Total comprehensive income (loss) for the period	(35,208)	19,154
Profit (loss) attributable to:
Owners of the Company	(10,098)	18,458
Non-controlling interests	89	140
Profit (loss) for the period	(10,009)	18,598
Total comprehensive income (loss) attributable to:
Owners of the Company	(34,956)	19,004
Non-controlling interests	(252)	150
Total comprehensive income (loss) for the period	(35,208)	19,154
Earnings (loss) per share (in USD)
Basic	(0.09)	0.17
Diluted	(0.09)	0.17
Weighted average number of shares (including Class B Shares)
Basic	109,108,911	110,557,553
Diluted	109,108,911	111,695,575

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital	Share Premium	Equity Component of Convertible Notes	Fair Value Reserves	Share Based Payment Reserve	Foreign Currency Translation Reserve	Accumulated Deficit	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2023	53	2,057,362	31,122	368	176,836	(168,189)	(1,227,986)	869,566	6,490	876,056
Total comprehensive income (loss) for the period
Profit (loss) for the period	—	—	—	—	—	—	18,458	18,458	140	18,598
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	546	—	546	10	556
Total other comprehensive income (loss)	—	—	—	—	—	546	—	546	10	556
Total comprehensive income (loss) for the period	—	—	—	—	—	546	18,458	19,004	150	19,154
Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	8,887	—	—	8,887	12	8,899
Issue of ordinary shares on exercise of share based awards	*	2,788	—	—	(2,788)	—	—	*	—	*
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	(13)	—	13	—	—	—
Total contributions by owners	*	2,788	—	—	6,086	—	13	8,887	12	8,899
Changes in ownership interests
Change in fair value of financial liability for acquisition of non-controlling interest	—	—	—	—	—	(5)	(88)	(93)	—	(93)
Total changes in ownership interests in subsidiaries	—	—	—	—	—	(5)	(88)	(93)	—	(93)
Total transactions with owners	*	2,788	—	—	6,086	(5)	(75)	8,794	12	8,806
Balance as at June 30, 2023	53	2,060,150	31,122	368	182,922	(167,648)	(1,209,603)	897,364	6,652	904,016

* less than 1

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(UNAUDITED)

(Amounts in USD thousands)

	For the three months ended June 30
	2022	2023
Profit (loss) for the period	(10,009)	18,598
Adjustments for non-cash items	30,055	15,175
Changes in working capital	(28,367)	2,765
Net cash generated from (used in) operating activities	(8,321)	36,538
Net cash generated from investing activities	49,653	13,861
Net cash used in financing activities	(797)	(1,256)
Increase in cash and cash equivalents	40,535	49,143
Cash and cash equivalents at beginning of the period	213,283	284,018
Effect of exchange rate fluctuations on cash held	(33)	395
Cash and cash equivalents (net of bank overdraft) at end of the period	253,785	333,556

MAKEMYTRIP LIMITED

INFORMATION ABOUT REPORTABLE SEGMENTS

(UNAUDITED)

(Amounts in USD thousands)

	For the three months ended June 30
	Reportable segments
	Air ticketing		Hotels and packages		Bus ticketing		All other segments		Total
Particulars	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023
Consolidated Revenue	30,941	45,878	84,045	115,215	20,307	24,927	7,440	10,711	142,733	196,731
Add: Customer inducement costs recorded as a reduction of revenue*	30,191	28,655	23,966	29,951	2,200	2,350	467	208	56,824	61,164
Less: Service cost	508	—	41,086	59,598	1,744	—	8	—	43,346	59,598
Adjusted Margin	60,624	74,533	66,925	85,568	20,763	27,277	7,899	10,919	156,211	198,297
Other income									48	322
Personnel expenses									(31,988)	(33,831)
Marketing and sales promotion expenses									(24,771)	(30,587)
Customer inducement costs recorded as a reduction of revenue*									(56,824)	(61,164)
Other operating expenses									(31,484)	(47,101)
Depreciation, amortization and impairment									(6,926)	(6,804)
Finance income									1,661	4,461
Finance costs									(16,075)	(5,054)
Share of profit of equity-accounted investees									25	48
Profit (loss) before tax									(10,123)	18,587

* For purposes of reporting to the Chief Operating Decision Maker (CODM), the segment profitability measure i.e. Adjusted Margin is arrived at by adding back certain customer inducement costs including customer incentives, customer acquisition cost and loyalty program costs, which are recorded as a reduction of revenue and reducing service cost.

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES AND KEY PERFORMANCE INDICATORS

(Unaudited)

(Amounts in USD thousands, except per share data)

The following tables reconcile our revenue (an IFRS measure) to Adjusted Margin (a segment profitability measure):

	For the three months ended June 30
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2022	2023	2022	2023	2022	2023	2022	2023
Revenue as per IFRS	30,941	45,878	84,045	115,215	20,307	24,927	7,440	10,711
Add: Customer inducement costs recorded as a reduction of revenue	30,191	28,655	23,966	29,951	2,200	2,350	467	208
Less: Service cost	508	—	41,086	59,598	1,744	—	8	—
Adjusted Margin(2)	60,624	74,533	66,925	85,568	20,763	27,277	7,899	10,919

The following table reconciles our results from operating activities (an IFRS measure) to Adjusted Operating Profit (Loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Operating Profit (Loss)	For the three months ended June 30
(Unaudited)	2022	2023
Results from operating activities as per IFRS	4,266	19,132
Add: Acquisition related intangibles amortization	3,334	3,135
Add: Employee share-based compensation costs	8,869	7,872
Adjusted Operating Profit (Loss)	16,469	30,139

The following table reconciles our profit (loss) for the period (an IFRS measure) to Adjusted Net Profit (Loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Net Profit (Loss)	For the three months ended June 30
(Unaudited)	2022	2023
Profit (Loss) for the period as per IFRS	(10,009)	18,598
Add: Acquisition related intangibles amortization	3,334	3,135
Add: Employee share-based compensation costs	8,869	7,872
Add: Interest expense on financial liabilities measured at amortized cost	3,709	3,935
Less: Income tax benefit	(114)	(11)
Add: Net change in value of financial liability in business combination	234	107
Less: Share of profit of equity-accounted investees	(25)	(48)
Adjusted Net Profit (Loss)	5,998	33,588

The following table reconciles our diluted earnings (loss) per share for the period (an IFRS measure) to Adjusted Diluted Earnings (Loss) per Share (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Diluted Earnings (Loss) per Share	For the three months ended June 30
(Unaudited)	2022	2023
Diluted Earnings (Loss) per Share for the period as per IFRS	(0.09)	0.17
Add: Acquisition related intangibles amortization	0.03	0.03
Add: Employee share-based compensation costs	0.08	0.07
Add: Interest expense on financial liabilities measured at amortized cost	0.03	0.03
Less: Income tax benefit	*	*
Add: Net change in value of financial liability in business combination	*	*
Less: Share of profit of equity-accounted investees	*	*
Adjusted Diluted Earnings (Loss) per Share	0.05	0.30

* Less than $0.01.

The following tables reconcile our revenue (an IFRS measure) and Adjusted Margin (a segment profitability measure) in terms of reported amount and constant currency(1) amount:

(Unaudited)	For the three months ended June 30, 2023
	Revenue					Adjusted Margin
Reported Amount and Constant Currency Amount	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Amount	45,878	115,215	24,927	10,711	196,731	74,533	85,568	27,277	10,919
Impact of Foreign Currency Translation	2,826	6,851	1,582	669	11,928	4,535	5,530	1,737	682
Constant Currency Amount	48,704	122,066	26,509	11,380	208,659	79,068	91,098	29,014	11,601

The following tables reconcile our revenue (an IFRS measure) and Adjusted Margin (a segment profitability measure) in terms of reported growth and constant currency(1) growth:

(Unaudited)	For the three months ended June 30, 2023
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	48.3%	37.1%	22.8%	44.0%	37.8%	22.9%	27.9%	31.4%	38.2%
Impact of Foreign Currency Translation	9.1%	8.1%	7.7%	9.0%	8.4%	7.5%	8.2%	8.3%	8.7%
Constant Currency Growth	57.4%	45.2%	30.5%	53.0%	46.2%	30.4%	36.1%	39.7%	46.9%

MAKEMYTRIP LIMITED

SELECTED OPERATING AND FINANCIAL DATA

(Unaudited)

	For the three months ended June 30
	2022	2023
	(in thousands, except percentages)
Unit Metrics
Air Ticketing – Flight segments(1)	9,592	12,793
Hotels and Packages – Room nights(2)	6,566	7,876
Standalone Hotels – Online(3) – Room nights(2)	6,357	7,610
Bus Ticketing – Travelled tickets	18,719	22,223

Adjusted Margin
Air Ticketing(4)	$60,624	$74,533
Hotels and Packages	66,925	85,568
Bus Ticketing	20,763	27,277
Others	7,899	10,919

Gross Bookings
Air Ticketing(4)	$987,323	$1,212,718
Hotels and Packages	388,550	497,987
Bus Ticketing	236,602	276,784
	$1,612,475	$1,987,489

Adjusted Margin %
Air Ticketing(4)	6.1%	6.1%
Hotels and Packages	17.2%	17.2%
Bus Ticketing	8.8%	9.9%

Notes:

(1)
“Flight segments” means a flight between two cities, including flights booked as part of a longer itinerary or a package, and is reported net of cancellations.
(2)
In view of room bookings by hours being offered from the third quarter of fiscal year 2023, “Room nights” is the total number of hotel rooms occupied by a customer or group, multiplied by the number of nights/days that such customer or group occupies those rooms and is reported net of cancellations. Prior to the third quarter of fiscal year 2023, “Room nights” is the total number of hotel rooms occupied by a customer or group, multiplied by the number of nights that such customer or group occupies those rooms and is reported net of cancellations.
(3)
“Standalone Hotels – Online” refer to Standalone Hotels booked on desktops, laptops, mobiles and other online platforms. Hotels and Packages – Room nights includes Standalone Hotels – Online – Room nights and is reported net of cancellations.
(4)
Excludes flight segments booked as a component of bookings for our Hotels and Packages segment.